[redacted]

08025233

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III
revised

SEC Mail Processing Section
AUG 14 2008
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 41662 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Liew Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Regency Plaza, Suite One
(No. and Street)

Providence (City) Rhode Island (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Oates 401-272-2510
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSanto Priest & Co.
(Name – *if individual, state last, first, middle name*)

301 Metro Center Boulevard, Suite 300 (Address) Warwick (City) Rhode Island (State) 02886 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Kevin M. Oates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Liew Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Kevin M. Oates
Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VAN LIEW SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ 92,342 | $ 63,159 |
| Deductions: | | |
| Non-allowable assets: | | |
| Equipment | - | - |
| Net capital | $ 92,342 | $ 63,159 |
| Aggregate indebtedness: | | |
| Accounts payable | $ 22 | $ 231 |
| Intercompany payable | 5,700 | 500 |
| Aggregate indebtedness | $ 5,722 | $ 731 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (based on aggregate indebtedness) | $ 100 | $ 100 |
| Minimum dollar requirement | $ 5,000 | $ 5,000 |
| Net capital requirement | $ 5,000 | $ 5,000 |
| Excess net capital at 1,500% | $ 87,342 | $ 58,159 |
| Excess net capital at 1,000% | $ 91,770 | $ 63,085 |
| Ratio: aggregate indebtedness to net capital | .06 to 1 | .01 to 1 |
| Reconciliation with Company's computation: | | |
| (Included in Part 11 of Form X-17A-5 as of December 31, 2007 and 2006) | | |
| Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report | $ 97,542 | $ 63,159 |
| Federal income tax | 5,200 | - |
| | $ 92,342 | $ 63,159 |
| Net capital per above | $ 92,342 | $ 63,159 |

END